02045287

PE
6/30/02

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2002

POWERGEN plc
53 New Broad Street
London EC2M 1SL, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F__X__ Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____ No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

14:42 28 May RNS-REG-Powergen PLC <PWG.L> Holding(s) in Company

RNS Number:5390W
Powergen PLC
28 May 2002

28 May 2002

Powergen plc

Holding in Company

In accordance with Sections 198-202 of the UK Companies Act 1985, Powergen plc ("the Company") was notified on 27 May 2002 that, as at 27 May 2002 the current notifiable interest of Deutsche Bank AG and its subsidiary companies stood at 60,138,961 shares, representing approximately 9.18% of the Ordinary shares of the Company then in issue. Deutsche Bank AG also indicated that part of this holding may relate to hedging arrangements for customer transactions.

David Jackson, Company Secretary

END

HOLSESFIASESELI

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Tuesday, 28 May 2002 14:42:14
RNS [nRNSb5390W]

11:12 05 Jun RNS-REG-Powergen PLC <PWG.L> Director Shareholding

RNS Number:8120W
Powergen PLC
5 June 2002

Powergen plc

5 June 2002

Powergen plc ("the Company") announces that it was notified on 5 June 2002 that, in compliance with instructions to reinvest dividends and tax credits in their Personal Equity Plans, the following directors of the Company have increased their beneficial holding in Ordinary shares of the Company as shown, the increase being effected by a purchase of shares on 5 June 2002 at 766.5p per share.

	Shares Purchased
Mr Ed Wallis	286
Mr Nick Baldwin	11

David Jackson, Company Secretary

END

RDSSSFFEISESEFM

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Wednesday, 5 June 2002 11:12:47
RNS [nRNSE8120W]

09:35 07 Jun RNS-REG-Powergen PLC <PWG.L> Director Shareholding

RNS Number:9311W
Powergen PLC
7 June 2002

Powergen plc

7 June 2002

Powergen plc ("the Company") announces that it was notified on 6 June 2002 that, under the terms of the Company's Annual Bonus Enhancement Plan, the Trustees of the Powergen Employee Share Trust on 5 June 2002 awarded scrip shares on the holdings of the following directors of the Company as shown, representing the dividends received on their respective holdings in the Plan, translated at the closing share price on 5 June 2002, being 765p per share.

	Scrip Shares Awarded
Dr Paul Golby	144
Mr Peter Hickson	161

In addition, the Company announces that it was notified on 7 June 2002 that, under the terms of the Company's Medium Term Bonus Award Plan, the Trustees of the Powergen Employee Share Trust on 5 June 2002 awarded scrip shares on the holdings of the following directors of the Company as shown, representing the dividends received on their respective holdings in the Plan of shares vested but not yet called for, translated at the closing share price on 5 June 2002, being 765p per share.

	Scrip Shares Awarded
Mr Nick Baldwin	45
Mr Peter Hickson	179
Mr Ed Wallis	273

David Jackson, Company Secretary

END

RDSSSLFSWSESEDM

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Friday, 7 June 2002 09:35:52
RNS [nRNSG9311W]

15:46 07 Jun RNS-REG-Powergen PLC <PWG.L> Holding(s) in Company

RNS Number:9673W
Powergen PLC
7 June 2002

7 June 2002

Powergen plc

Holding in Company

In accordance with Sections 198-202 of the UK Companies Act 1985, Powergen plc ("the Company") was notified on 7 June 2002 that, as at 7 June 2002 the current notifiable interest of Deutsche Bank AG and its subsidiary companies stood at 70,157,962 shares, representing approximately 10.71% of the Ordinary shares of the Company then in issue. Deutsche Bank AG also indicated that part of this holding may relate to hedging arrangements for customer transactions.

David Jackson, Company Secretary

END

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Friday, 7 June 2002 15:46:22
RNS [nRNSG9673W]

13:06 14 Jun RNS-REG-Powergen PLC <PWG.L> Holding(s) in Company

RNS Number:2753X
Powergen PLC
14 June 2002

14 June 2002

Powergen plc

Holding in Company

In accordance with Part VI of the Companies Act 1985 (as amended), Powergen plc ("the Company") was notified on 14 June 2002 that, as at 13 June 2002 the current notifiable interest of Cater Allen International Limited stood at 20,041,483 shares, representing approximately 3.05% of the Ordinary shares of the Company then in issue.

David Jackson, Company Secretary

END

HOLSFIFLLSESESM

Friday, 14 June 2002 13:06:39
RNS [nRNSN2753X]

13:29 12 Jun RNS-REG-Powergen PLC <PWG.L> Director Shareholding

RNS Number:1443X
Powergen PLC
12 June 2002

Powergen plc

12 June 2002

Powergen plc ("the Company") announces that it was notified on 12 June 2002 that, in compliance with instructions to reinvest dividends and tax credits in his Personal Equity Plans, the following director of the Company has increased his beneficial holding in Ordinary shares of the Company as shown, the increase being effected by a purchase of shares on 12 June 2002 at 767.99p per share.

	Shares Purchased
Mr Ed Wallis	32

David Jackson, Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

END
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Wednesday, 12 June 2002 13:29:37
RNS [nRNSL1443X]

15:32 12 Jun RNS-REG-Powergen PLC <PWG.L> SEC Approval of Acquisition

RNS Number:1618X
Powergen PLC
12 June 2002

THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL ANY SECURITIES.

12 June 2002

Powergen plc

E.ON AG

Recommended acquisition of Powergen plc ("Powergen") by E.ON UK plc ("E.ON UK"), a wholly-owned subsidiary of E.ON AG ("E.ON"), by means of a Scheme of Arrangement under Section 425 of the Companies Act 1985

Open Meeting of the United States Securities and Exchange Commission ("the Commission")

The Boards of Powergen and E.ON are pleased to note that the Commission has today approved in open meeting the application by E.ON for approval for the acquisition of Powergen by E.ON UK under sections 9 and 10 of the United States Public Utility Holding Company Act of 1935, as amended, along with a related application by E.ON to engage in financing transactions subsequent to the acquisition of Powergen. Formal orders detailing these approvals are expected to be issued shortly. It is expected that the acquisition will complete in early July following the sanction of the High Court. A further announcement will be made shortly detailing the timetable for completion.

Enquiries:

Powergen

Gareth Wynn (Press): + 44 20 7826 2734

Diane Bowler (Investors): + 44 20 7826 2748

Dresdner Kleinwort Wasserstein

Jim Hamilton: + 44 20 7623 8000

Jeremy Miller:

E.ON

Peter Blau (Press) + 49 211 4579 628

Josef Nelles (Press) + 49 211 4579 544

Kiran Bhojani (Analysts & Investors) + 49 211 4579 542

Goldman Sachs International

Steven Wallace + 44 20 7774 1000

Marcus Schenck + 49 69 7532 2368

Dresdner Kleinwort Wasserstein Limited is acting for Powergen and for no one else in connection with the Acquisition and will not be responsible to anyone other than Powergen for providing the protections afforded to clients of Dresdner Kleinwort Wasserstein Limited or for providing advice in relation to the Acquisition.

Goldman Sachs International is acting for E.ON and E.ON UK and for no one else in connection with the Acquisition and will not be responsible to anyone other than E.ON and E.ON UK for providing the protections afforded to clients of Goldman Sachs International or for providing advice in relation to the Acquisition.

The directors of Powergen accept responsibility for the information contained in this announcement, other than the information relating to the E.ON group. To the best of the knowledge and belief of the directors of Powergen (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The members of the Management Board of E.ON and the directors of E.ON UK accept responsibility for the information contained in this announcement relating to the E.ON group. To the best of the knowledge and belief of the members of the Management Board of E.ON and the directors of E.ON UK (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

END

MSCEAKKAFDEAEFE

Wednesday, 12 June 2002 15:32:24
RNS [nRNSL1618X]

13:44 19 Jun RNS-REG-Powergen PLC <PWG.L> Court Hearing re Scheme

RNS Number:4721X
Powergen PLC
19 June 2002

THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL ANY SECURITIES.

19 June 2002

Powergen plc

E.ON AG

Recommended acquisition of Powergen plc ("Powergen") by E.ON UK plc ("E.ON UK"), a wholly-owned subsidiary of E.ON AG ("E.ON"), by means of a Scheme of Arrangement ("the Scheme") under Section 425 of the Companies Act 1985 ("the Acquisition")

Court Hearing to Sanction the Scheme

Further to the Order of the United States Securities and Exchange Commission ("SEC") of 14 June 2002, the Boards of Powergen and E.ON are pleased to confirm that two of the outstanding conditions to the Acquisition have been fulfilled. These conditions related to the granting by the SEC of prior approval for the acquisition of Powergen by E.ON UK under sections 9 and 10 of the United States Public Utility Holding Company Act of 1935, as amended ("PUHCA") and any conditions imposed by the SEC in relation to the operation of E.ON and E.ON UK as registered public utility holding companies under PUHCA being on terms satisfactory to E.ON.

Subject to the satisfaction or, if permitted, waiver of the remaining conditions to the Acquisition, the Acquisition will be completed following the sanction of the Scheme by the High Court. Following an initial hearing for directions at the Court on 18 June 2002, the Court hearing to sanction the Scheme is scheduled to take place on 28 June 2002.

Subject to the Court sanctioning the Scheme, the Scheme is expected to become effective on 1 July 2002. In the event that the Scheme is sanctioned, the Board of Powergen anticipates that it will declare a dividend in respect of the second quarter of 2002. This will be paid to holders of Powergen ordinary shares on the register at the close of business on 28 June 2002.

The latest time for the lodging of Loan Note Forms of Election for the Loan Note Alternative is now extended until 9.30 am on 21 June 2002.

Further key dates in the timetable are expected to be as follows:

28 June 2002	Dividend Record Date (4:30 p.m.) Last day of dealings in Powergen ordinary shares Scheme Record Date (4:30 p.m.) Powergen ordinary shares and ADSs delisted at close of business
1 July 2002	The Scheme becomes effective
On or before 15 July 2002	Dividend cheques posted Consideration cheques posted Loan Note certificates posted CREST accounts credited

Enquiries:

Powergen	Gareth Wynn (Press)	+ 44 20 782
	Diane Bowler (Investors)	+ 44 20 782
Dresdner Kleinwort Wasserstein	Jim Hamilton	+ 44 20 762
	Jeremy Miller	
E.ON	Peter Blau (Press)	+ 49 211 45
	Josef Nelles (Press)	+ 49 211 45

	Kiran Bhojani (Analysts & Investors)	+ 49 211 45'
Goldman Sachs International	Steven Wallace	+ 44 20 777·
	Marcus Schenck	+ 49 69 753:

Dresdner Kleinwort Wasserstein Limited is acting for Powergen and for no one else in connection with the Acquisition and will not be responsible to anyone other than Powergen for providing the protections afforded to clients of Dresdner Kleinwort Wasserstein Limited or for providing advice in relation to the Acquisition.

Goldman Sachs International is acting for E.ON and E.ON UK and for no one else in connection with the Acquisition and will not be responsible to anyone other than E.ON and E.ON UK for providing the protections afforded to clients of Goldman Sachs International or for providing advice in relation to the Acquisition.

The directors of Powergen accept responsibility for the information contained in this announcement, other than the information relating to the E.ON group. To the best of the knowledge and belief of the directors of Powergen (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The members of the Management Board of E.ON and the directors of E.ON UK accept responsibility for the information contained in this announcement relating to the E.ON group. To the best of the knowledge and belief of the members of the Management Board of E.ON and the directors of E.ON UK (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

END
MSCZKLFFLQBZBBL

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Wednesday, 19 June 2002 13:44:34
RNS [nRNSS4721X]

13:41 28 Jun RNS-REG-Powergen PLC <PWG.L> Court Sanction of Scheme

RNS Number:9312X
Powergen PLC
28 June 2002

THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL ANY SECURITIES.

28 June 2002

Powergen plc

E.ON AG

Recommended acquisition of Powergen plc ("Powergen") by E.ON UK plc, a wholly-owned subsidiary of E.ON AG ("E.ON"), by means of a Scheme of Arrangement ("the Scheme") under Section 425 of the Companies Act 1985 ("the Acquisition")

Outcome of Court Hearing to Sanction the Scheme

The Boards of Powergen and E.ON are pleased to announce that at the Court hearing held earlier today, the Court sanctioned the Scheme relating to the Acquisition. All of the required regulatory approvals relating to the Acquisition have now been received.

As previously anticipated, the Board of Powergen has today declared a dividend in respect of the second quarter of 2002 of 9.2 pence per share (56.07 cents per ADR). This dividend will be paid on 8 July 2002 to shareholders on the record as at the close of business today.

It is expected that the Scheme will become effective, and that the Acquisition will complete, on 1 July 2002. On this basis, today will be the last day of dealings in Powergen ordinary shares. Cash entitlements and/or Loan Note certificates due under the Scheme will be despatched within 14 days after the Scheme becomes effective.

Enquiries:

Powergen	Gareth Wynn (Press)	+ 44 20 7826 2734
	Diane Bowler (Investors)	+ 44 20 7826 2748
Dresdner Kleinwort Wasserstein	Jim Hamilton	+ 44 20 7623 8000
	Jeremy Miller	
E.ON	Peter Blau (Press)	+ 49 211 4579 628
	Josef Nelles (Press)	+ 49 211 4579 544
	Kiran Bhojani (Analysts & Investors)	+ 49 211 4579 542
Goldman Sachs International	Steven Wallace	+ 44 20 7774 1000
	Marcus Schenck	+ 49 69 7532 2368

Dresdner Kleinwort Wasserstein Limited is acting for Powergen and for no one else in connection with the Acquisition and will not be responsible to anyone other than Powergen for providing the protections afforded to clients of Dresdner Kleinwort Wasserstein Limited or for providing advice in relation to the Acquisition.

Goldman Sachs International is acting for E.ON and E.ON UK and for no one else in connection with the Acquisition and will not be responsible to anyone other than E.ON and E.ON UK for providing the protections afforded to clients of Goldman Sachs International or for providing advice in relation to the Acquisition.

The directors of Powergen accept responsibility for the information contained in this announcement other than information relating to the E.ON group. To the best of the knowledge and belief of the directors of Powergen (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The members of the Management Board of E.ON and the directors of E.ON UK accept responsibility for the information contained in this announcement relating to the E.ON group. To the best of the knowledge and belief of the members of the Management Board of E.ON and the directors of E.ON UK (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

END

MSCBSGDLIXDGGDI

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Friday, 28 June 2002 13:41:53
RNS [nRNSb9312X]

09:26 01 Jul RNS-REG-Powergen PLC Completion of Acquisition

RNS Number:9862X
Powergen PLC
1 July 2002

THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL ANY SECURITIES.

1 July 2002

Powergen plc

E.ON AG

Recommended acquisition of Powergen plc ("Powergen") by E.ON UK plc, a wholly-owned subsidiary of E.ON AG ("E.ON"), by means of a Scheme of Arrangement ("the Scheme") under Section 425 of the Companies Act 1985 ("the Acquisition")

Scheme becomes effective

The Boards of Powergen and E.ON are pleased to announce that further to the Court hearing held on 28 June 2002, the Scheme has this morning become effective and the Acquisition has now completed.

Cash entitlements and/or Loan Note certificates due under the Scheme will be despatched within 14 days.

Enquiries:

Powergen	Gareth Wynn (Press)	+ 44 20 782
	Diane Bowler (Investors)	+ 44 20 782
Dresdner Kleinwort Wasserstein	Jim Hamilton	+ 44 20 762
	Jeremy Miller	
E.ON	Peter Blau (Press)	+ 49 211 45
	Josef Nelles (Press)	+ 49 211 45
	Kiran Bhojani (Analysts & Investors)	+ 49 211 45
Goldman Sachs International	Steven Wallace	+ 44 20 777
	Marcus Schenck	+ 49 69 753

Dresdner Kleinwort Wasserstein Limited is acting for Powergen and for no one else in connection with the Acquisition and will not be responsible to anyone other than Powergen for providing the protections afforded to clients of Dresdner Kleinwort Wasserstein Limited or for providing advice in relation to the Acquisition.

Goldman Sachs International is acting for E.ON and E.ON UK and for no one else in connection with the Acquisition and will not be responsible to anyone other than E.ON and E.ON UK for providing the protections afforded to clients of Goldman Sachs International or for providing advice in relation to the Acquisition.

The directors of Powergen accept responsibility for the information contained in this announcement other than information relating to the E.ON group. To the best of the knowledge and belief of the directors of Powergen (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The members of the Management Board of E.ON and the directors of E.ON UK accept responsibility for the information contained in this announcement relating to the E.ON group. To the best of the knowledge and belief of the members of the Management Board of E.ON and the directors of E.ON UK (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

END

ACQZGGGNGMDGZZM

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Monday, 1 July 2002 09:26:51
RNS [nRNSA9862X]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

POWERGEN plc

By: ____________________

Name: Chris Salamé

Title: Authorised Signatory

Dated: July 1, 2002